U.S. Global Leaders Growth Fund Exhibit - Item 77 Sub-Item 77.C. May 8, 2002 Special Meeting To the shareholders of U.S. Global Leaders Growth Fund ("U.S. Global Leaders Growth Fund" or "your fund"): (1) A proposal to approve an Agreement and Plan of Reorganization between your fund and John Hancock U.S. Global Leaders Growth Fund (the "John Hancock Fund"). Under this Agreement, your fund will transfer all of its assets to the John Hancock Fund in exchange for Class A shares of the John Hancock Fund, a newly created fund with substantially similar investment policies and strategies as your fund. Class A shares of the John Hancock Fund will be distributed to your fund's shareholders in proportion to their holdings on the reorganization date. The John Hancock Fund will also assume your fund's liabilities that are included in the calculation of your fund's net assets at the closing and liabilities with respect to your fund's investment operations that are not required by generally accepted accounting principles to be included in the calculation of net asset value. Your fund's current investment advisor will act as sub-adviser to the John Hancock Fund. John Hancock Advisers, LLC will act as investment advisor the John Hancock Fund and has agreed to limit the Fund's total operating expenses for the Class A shares for at least the next two years to 1.37% of the average daily net assets, so that the total operating expenses for the Class A shares will not be higher than, and may be lower than, your fund's operating expenses for its most recent fiscal year. Your board of trustees recommends that you vote FOR this proposal.
(2) Any other business that may properly come before the meeting. Shareholders of record as of the close of business on March 20, 2002 are entitled to vote at the meeting and any related follow-up meetings. Whether or not you expect to attend the meeting, lease complete and return the enclosed proxy card. If shareholders do not return their proxies in sufficient numbers, the fund may be required to make additional solicitations. By order of the board of trustees, Chad Fickett Secretary April 12, 2002